BCP Caylux Holdings Luxembourg S.C.A.
                   8-10 Rue Mathias Hardt, L-1717 Luxembourg
                           Grand-Duchy of Luxembourg




                                                              December 3, 2004


Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:  BCP Caylux Holdings Luxembourg S.C.A., BCP Crystal Holdings Ltd. 2
             - Registration Statement on Form S-4 (File No. 333-117387)
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Dear Ms. Long:

          Reference is made to the above mentioned registration statement (the "Registration Statement") filed by BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Holdings Ltd. 2 (collectively, the "Registrants") on July 15, 2004, and amended on September 13, 2004. In connection with the internal restructuring that we have previously discussed with you, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrants hereby request the withdrawal of the Registration Statement. The Registrants have not sold any securities in connection with the proposed offering. As we have discussed with you, the successor Registrant issuer, together with the successor Registrant parent guarantor and the new subsidiary guarantors, will shortly file a new registration statement and will pursue the exchange offer contemplated in the Registration Statement.

          If you have any questions regarding this, please do not hesitate to contact Edward P. Tolley III (212-455-3189) or Igor Fert (212-455-2255) of Simpson Thacher & Bartlett LLP.

                                   Very truly yours,

                                        BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

                                        By:  BCP CAYLUX HOLDINGS LTD. 1,
                                             its Manager

                                        By:  /s/ Benjamin J. Jenkins
                                             ----------------------------------
                                             Name: Benjamin J. Jenkins
                                             Title: Authorized Person

                                        CELANESE HOLDINGS LLC,
                                          as successor to BCP Crystal Holdings
                                          Ltd. 2


                                        By:  /s/ Benjamin J. Jenkins
                                             ----------------------------------
                                             Name: Benjamin J. Jenkins
                                             Title: Manager

cc:  Edward P. Tolley III
     Igor Fert